SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	March	2009
Commission File Number	001-14620
Pan American Silver Corp.
(Translation of registrant’s name into English)
1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press release, dated March 16, 2009

Document 1

March 16, 2009

PAN AMERICAN SILVER INAUGURATES ITS MANANTIAL
ESPEJO SILVER AND GOLD MINE

Vancouver, British Columbia – March 16, 2009 – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) is pleased to announce today that it has celebrated the official inauguration of its Manantial Espejo silver and gold mine in the southern province of Santa Cruz, Argentina.  The Company also provided an update on operations at its newest mine.

Representatives of the Argentinean federal and provincial governments gathered at Manantial Espejo on March 16th to participate in the official inaugural ceremony and celebration.  Also in attendance were Minister of Planning, Julio de Vido, Mining Secretary, Jorge Mayoral, the Governor of the province of Santa Cruz, Daniel Peralta, and the Canadian ambassador to Argentina, Tim Martin.  Juan Vasquez, Indentente of Gobernador Gregores was present to represent the local communities as were senior members of Pan American’s executive management team and, of course, Manantial Espejo’s employees.

On site construction of the Manantial Espejo mine and 2,000 tonne-per-day processing plant began in October of 2006 and was essentially complete by the end of October of last year.  Commissioning has run smoothly and has progressed well ahead of plan.  Manantial Espejo poured its first silver and gold dore in late December of last year and in the first two months of 2009 has produced over 415,000 ounces of silver and more than 7,000 ounces of gold.

Commenting on Manantial Espejo’s inauguration, Geoff Burns, President & CEO said: “It is extremely gratifying to be producing silver and gold at our first mine in Argentina.  In my opinion, there has never been a better time to add a “pure” precious metals mine to Pan American’s portfolio of assets, given the continuing instability in the global financial markets and the promising outlook for both silver and gold prices.”

Mr. Burns added: “Building Manantial Espejo was not an easy task.  Extreme climactic conditions and acute cost inflation added six months to the schedule and an additional US$40 million to the final price tag.  But with the help of our host communities, the Argentine government, our employees and our contractors, we persevered and today we inaugurated a state of the art mining operation.  We are extremely excited about Manantial Espejo’s future and look forward to a long and mutually prosperous affiliation with the people of Santa Cruz and Argentina. Furthermore, I am optimistic that Pan American will be able to significantly expand our operations in Argentina as we make use of our experiences in building Manantial Espejo and of the positive relationships we have established with the Argentine authorities.”

Manantial Espejo is expected to produce 4.3 million ounces of silver and 60,000 ounces of gold in 2009 and to provide direct employment for over 400 people during its 10 year mine life.

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company, and to achieve this by increasing its low cost silver production and silver reserves.  The Company has eight operating silver mines in Mexico, Peru, Bolivia and Argentina.

Michael Steinmann, P. Geo., Executive Vice President Geology & Exploration, and Martin Wafforn, P. Eng., Vice President Technical Services, each of whom are Qualified Persons ("QP"), as the term is defined in National Instrument 43-101 “NI 43-101”, have reviewed and approved the contents of this press release.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION. SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION INCLUDE, BUT ARE NOT LIMITED TO STATEMENTS AS TO: THE ESTIMATES FOR COMPLETION OF THE COMMISSIONING AND RAMP-UP AT MANANTIAL ESPEJO; THE ESTIMATED TOTAL COST OF CONSTRUCTION AT MANANTIAL ESPEJO;  ESTIMATES OF FUTURE PRODUCTION AND FUTURE CASH AND TOTAL COSTS OF PRODUCTION; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; COMPLIANCE WITH ENVIRONMENTAL, HEALTH, SAFETY AND OTHER REGULATIONS; AND FORECAST FUTURE PRECIOUS METAL PRICES.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

FORWARD-LOOKING STATEMENTS OR INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS.  SUCH FACTORS INCLUDE, AMONG OTHERS:  FLUCTUATIONS IN THE SPOT AND FORWARD PRICE OF SILVER, GOLD, BASE METALS OR CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN THE CURRENCY MARKETS (SUCH AS THE PERUVIAN SOLE AND MEXICAN PESO VERSUS THE U.S. DOLLAR); CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS, REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, PERU, MEXICO, ARGENTINA, BOLIVIA, THE UNITED STATES OR OTHER COUNTRIES IN WHICH THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; OPERATING OR TECHNICAL DIFFICULTIES IN CONNECTION WITH MINING OR DEVELOPMENT ACTIVITIES; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, THE COMPANY; THE COMPANY’S ABILITY TO SUCCESSFULLY INTEGRATE ACQUISITIONS; AND CHALLENGES TO THE COMPANY’S TITLE TO PROPERTIES; AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS OR INFORMATION, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED.  THERE CAN BE NO ASSURANCE THAT ANY FORWARD-LOOKING STATEMENTS OR INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS OR INFORMATION.  ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS OR INFORMATION.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.
(Registrant)
Date:	March 17, 2009	By:	/s/ Wayne Vincent
			Name:	Wayne Vincent
			Title:	VP, Accounting and Financial Reporting